787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 26, 2012

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Katherine Wray, Attorney-Advisor

Re:	Yahoo Inc. Definitive Additional Soliciting Materials on Schedule 14A Filed March 27, 2012 and April 3, 2012 by Third Point LLC et al File No. 000-28018 (the “Soliciting Materials”)

Dear Ms. Wray:

Please find set forth below the responses of Third Point LLC (“Third Point”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 5, 2012 to Mr. Daniel S. Loeb, Chief Executive Officer of Third Point.  We note that on May 13, 2012, Third Point and Yahoo! Inc. (the “Company” or “Yahoo!”), among others, entered into a settlement agreement to terminate the proxy solicitation (the “Solicitation”) to which the Soliciting Materials related.  In connection with the termination of the Solicitation, Third Point has shut down the website at which the Soliciting Materials were previously made available.  Furthermore, with the Solicitation terminated, there is no need for the Soliciting Materials to be updated.

General

1.
Comment: As discussed with your outside counsel, please file additional soliciting material under cover of Schedule 14A no later than the date the material is first published, sent or given to security holders, as required by Rule 14a-12(b).  In this regard, we note that neither the materials from your website http://valueyahoo.com/ nor your press release dated March 25, 2012, were timely filed.  Please confirm that future additional soliciting materials will be filed on the day they are first published or provided to security holders.

Response:  On behalf of Third Point, we acknowledge the Staff’s comment.  As the Solicitation has been terminated, no future additional soliciting materials with respect thereto will be filed.

Definitive Additional Soliciting Materials Filed March 27, 2012

Exhibit 1- Press Release

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

2.
Comment: Please characterize as your belief or opinion, and provide support for, the following statement: “Third Point offered several significant compromises to strike a deal and avoid a proxy contest.”  Briefly describe the several significant compromises you offered the company.

Response:  The statement that Third Point offered Yahoo! Inc. several significant compromises in Third Point’s attempt to settle the proxy contest in late March 2012 is supported by the facts and circumstances surrounding the negotiation of a possible settlement between the Company and Third Point at that time.  In discussions initiated by the Company, Third Point was informed that the Company intended to appoint three new directors (unidentified at the time) to serve on the board of directors and that the Company was willing to settle the proxy contest by appointing only one Third Point nominee, Harry Wilson, to the board.  Third Point abandoned its insistence that all of its nominees be added to the Board and requested the identity of the three Company appointees in order to better assess the Company’s initial settlement offer.  Upon receiving the requested information, Third Point engaged in settlement negotiations that would have resulted in fewer than all four of the Third Point nominees serving on the board.  Further, Third Point offered to settle the proxy contest with the appointments of Mr. Loeb and Mr. Wilson.  This offer represented a package of compromises which Third Point considers to be significant.

By reducing the total number of Third Point designees to only two, Third Point would have reduced its influence on the board by half, requiring the support of a larger number of Company designees in order to advance any board initiatives that the Third Point designees may have pursued.  Furthermore, Third Point would have agreed to forego the opportunity to present the Company’s shareholders with the option of voting for either Michael Wolf or Jeffrey Zucker, two highly qualified Third Point nominees, in light of the Company’s appointment of Peter Liguori and John Hayes.  Third Point made this compromise despite its belief that the Company’s board of directors would benefit tremendously from the participation of Messrs. Wolf and Zucker.  Also, by making its settlement offer, Third Point conveyed that it was prepared to enter into the standstill, confidentiality and non-disparagement agreements with the Company that are customary in proxy contest settlements of the type proposed.  Third Point did not seek to avoid such agreements even though they would have greatly reduced Third Point’s ability in the future to advocate for change with respect to the Company and its board of directors.

As to the need to characterize the foregoing statement as a belief or opinion, we believe that the fact that the significance of these compromises was an opinion of Third Point is self-evident.  Significance is by definition a subjective and relative concept and any characterization of significance is inherently a statement of belief or opinion by the party making such characterization.

Definitive Additional Soliciting Materials Filed April 3, 2012

General

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

3.
Comment: Please ensure that each statement or assertion of opinion or belief included on your website http://valueyahoo.com is characterized as such, and has a reasonable basis to support it.  For example, please revise and/or provide support for the following assertions, and, to the extent not already evident, characterize them as beliefs or opinions:

•	“[Third Point LLC] is widely recognized for its best-in-class operational infrastructure and investor services,” page 20;

Response:  The statement that Third Point is widely recognized for its best-in-class operational infrastructure and investor services is evidenced by the high regard in which Third Point is held within the alternative investment management industry.  For example, Third Point was the recipient of Institutional Investor magazine’s award for the Event-Driven Hedge Fund of the Year in 2011.  The stated criteria for this award (which has been supplementally furnished to the Staff herewith) specifically included investor relations and back-office infrastructure.

•	The suggestion that the significant changes Mr. Loeb has obtained at companies where he has sought change have in fact “enhance[d] shareholder value,” page 21;

Response:  The statement that the significant changes Mr. Loeb has obtained at companies where he has sought change has enhanced shareholder value is supported by the examples described below.

Significant changes in the direction of the business of Ligand Pharmaceuticals Incorporated (“Ligand”) over the course of Mr. Loeb’s investment in, and involvement with, that company generated enhanced value for its shareholders.  In September 2005, Third Point filed a Schedule 13D (the “Ligand 13D”) with the Commission disclosing that Third Point beneficially owned 9.47% of Ligand’s outstanding common stock.  Concurrently, Mr. Loeb sent a letter to Ligand’s CEO stressing, among other things, his view that Ligand’s common stock was undervalued, largely due to the investment community’s extremely low regard for Ligand’s management and board members, and outlining his sum-of-the-parts approach to achieve a higher valuation for the company and its shareholders.  Mr. Loeb’s approach focused on the value of Ligand’s assets relative to what he viewed as a market discount due to general mismanagement of the company and highlighted the company’s Avinza pain treatment product (“Avinza”) and its Ontak and Targretin oncology products (the “Oncology Products”).  Following Third Point's announcement that it would conduct a proxy contest against Ligand, the Ligand board announced that it would explore strategic alternatives for the company.  Subsequently, Third Point carried through on its proxy contest against Ligand, which was settled in December 2005 and resulted in the appointment of three Third Point designees, including Mr. Loeb, to Ligand’s board.

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

With Third Point’s designees serving on Ligand’s board, the company continued to move forward with a strategic alternatives process and, in August 2006, its CEO resigned.  Thereafter, in October 2006, Ligand closed on the sale of the Oncology Products, and certain related assets, to Eisai Co., Ltd.  In connection with the February 2007 sale of Avinza to King Pharmaceuticals, Ligand’s board appointed a strategic alternatives committee to review the sales process, which included one of Third Point’s designees.  In early March 2007, following the company’s announcement that its strategic review process had concluded, Mr. Loeb and one of the other Third Point designees to Ligand’s board resigned.  Shortly thereafter, Ligand announced a “one-time” special cash dividend.  From the time Third Point initially disclosed its investment in Ligand and wrote to the company’s management, to the date Ligand declared the dividend, the company’s stock price had increased over 40%.  Describing the dividend, Ligand’s CEO noted that the cash the company was returning to its stockholders was a result of the sale of its commercial operations in 2006 and early 2007.

Pogo Producing Company (“Pogo”) is another example of a company whose shareholders were in a position to realize enhanced value in their investment following actions advocated for by Mr. Loeb.  In November 2006, Third Point filed a Schedule 13D (the “Pogo 13D”) with the Commission indicating that Third Point beneficially owned 7.2% of Pogo’s outstanding common stock.  In December 2006, Mr. Loeb sent a letter to Pogo’s CEO and Chairman, highlighting what he viewed as Pogo’s poor capital allocation decisions, pointing to Pogo’s decade of underperformance as compared to the relevant industry benchmark index and demanding that Pogo’s board initiate a process to sell the company in whole or several parts to the highest bidder or bidders and announcing Third Point’s intention to initiate a proxy contest to gain a majority position on Pogo’s board.  In March 2007, the company settled Third Point’s proxy contest and appointed Mr. Loeb and another Third Point designee to Pogo’s board.

During Mr. Loeb’s tenure on Pogo’s board – and, in particular, the board’s Executive and Management Committees – the company continued to pursue, in the words of its then-CEO, a “strategic alternatives process designed to unlock unrealized value from the company’s asset base.”  In May 2007, Pogo sold its wholly owned subsidiary, Northrock Resources Ltd., to Abu Dhabi National Energy Company PJSC for $2.0 billion.  In June 2007, Pogo completed the sale of certain of its Gulf of Mexico oil and gas leasehold interests, and related pipelines and equipment, to a subsidiary of Energy XXI (Bermuda) Limited for nearly $420 million.  Subsequent to these divestitures, in July 2007 the company announced an agreement with Plains Exploration & Production Company (“Plains”) whereby Plains agreed to acquire Pogo (the “Pogo Acquisition”) for a blended consideration of cash and shares of Plains common stock representing a significant premium relative to the prior trading performance of Pogo’s common stock.  Third Point supported the Pogo Acquisition, entering into a voting agreement with respect to the shares of Pogo common stock it beneficially owned.  Throughout this process, Mr. Loeb and Third Point’s other board designee continued to serve on the company’s board of

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

directors, ultimately resigning upon the closing of the Pogo Acquisition in November 2007.

Copies of the documents from which the above summaries were compiled have been supplementally furnished to the Staff herewith, with the relevant portions marked for the Staff’s convenience.

•	“Many market participants trust [Mr. Loeb’s] work and his word on how a company is or should be governed by its Board,” page 21; and

Response:  The statement that many market participants trust Mr. Loeb’s work and his word on how a company is or should be governed by its board of directors has been evidenced in the past by Mr. Loeb’s success in previous proxy contests.  For example, in Mr. Loeb’s 2006 proxy contest to elect two directors to the board of Massey Energy Corporation, shareholders elected both Third Point nominees to the board (including Mr. Loeb).  This is a clear indication that shareholders in that instance trusted Mr. Loeb and his designee to help govern Massey as directors.  Also, a number of other proxy contests initiated by Third Point have resulted in negotiated settlements where individuals designated by Third Point were appointed to serve as directors.  Third Point believes that these settlements only occurred because it was clear to the subject companies that there was significant shareholder support for Mr. Loeb’s efforts and it was likely that Third Point would have prevailed in such contests.

The above-referenced statement as it applies specifically to the Company is also supported by numerous public statements from other Yahoo! shareholders and market reports following the Company.  For example, a New York Times’ “DealBook” blog entry at 8:50 pm on March 8, 2012 quotes Robert L. Chapman, the founder of Chapman Capital (which reportedly owned a two percent stake in Yahoo!), as stating that, “[Mr. Loeb] acts in our interest, because if the stock tanks, no one gets hurt more than [Mr. Loeb].”  Similarly, in a May 4, 2012 Forbes article, Eric Jackson, who runs the hedge fund Ironfire Capital and is an investor in Yahoo!, was quoted as stating that, “Long term, [Mr. Loeb] wants to see [Yahoo!’s] business get turned around and the stock to move up.”  Lastly, MarketWatch of The Wall Street Journal, in reporting on the questions surrounding the academic credentials of Mr. Thompson on May 7, 2012, stated that, “Investors [in Yahoo!] appear to be hoping that the whole brouhaha will help [Mr. Loeb] prevail in his proxy fight to win four seats on [Yahoo!’s] board.  Yahoo!’s shares were up nearly 2% to $15.44.  Part of that rationale may be that they believe [Mr. Loeb] and his cohorts would push for a faster resolution to selling [Yahoo!’s] highly valued Asian assets” and that, “some investors now are placing their bets that [Mr. Loeb] and his slate can shake things up.”  Copies of each of these documents have been supplementally furnished to the Staff herewith, with the relevant portions marked for the Staff’s convenience.

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

•	“In 2009, Mr. Wilson... was the architect of the General Motors turnaround plan” while serving as a Senior Advisor at the Department of Treasury, page 22.

Response:  Mr. Wilson’s prominent leadership role in the restructuring of General Motors has been widely recognized and reported in the press.  In a March 7, 2011 article, DC Velocity, a publication focused on the distribution center industry, stated that Mr. Wilson “is considered the architect of the restructuring that brought General Motors Corp. out of bankruptcy protection.  A New York Times’ “DealBook” blog entry at 12:41 pm on March 7, 2011 described Mr. Wilson as “a key architect of the Obama administration’s overhaul of General Motors.”  Similarly, a more recent entry at 8:50 pm March 8, 2012 in the same publication again described Mr. Wilson as “a turnaround specialist” and “one of the architects of the restructuring plan for General Motors.”  Also, a May 29, 2009 article in The Wall Street Journal touted Mr. Wilson as a “key voice inside President Barack Obama’s auto task force,” describing him as “the U.S. field general” in “the effort to save General Motors Corp.”  Copies of each of these documents have been supplementally furnished to the Staff herewith, with the relevant portions marked for the Staff’s convenience.

Exercise Your Voice: Ask the Hard Questions, page 30

4.
Comment: You imply here that the “Legacy Board and Insider Slate,” in contrast to the Third Point nominees, do not “possess needed capital allocation, growth, media and restructuring expertise.” Please explain how this implication is consistent with your statement on page 27 that on March 25, 2012, the Yahoo board appointed “new members who have experience in media, advertising and finance.”

Response:  The comment refers to two questions posed by Third Point directly to the Company’s shareholders, which asked whether the Company’s shareholders believed that the “Legacy Board and Insider Slate” possessed the specific expertise (in capital allocation, growth, media and restructuring) needed by the Company or whether the shareholders believed that the Shareholder Slate would better serve the Company and its shareholders.  Read together as intended, these questions asked shareholders to make a comparison between the two slates about which slate’s experience would better serve the Company.  Even if an answer to those questions was implied simply by their being asked by Third Point, what was implied was a comparative difference between the slates, rather than an absolute statement about either slate.  We do not believe, therefore, that these questions are somehow inconsistent with the statement that the “Legacy Board and Insider Slate” included “new members who have experience in media, advertising and finance.”

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Frequently Asked Questions

Q: Yahoo can’t afford a proxy battle..., page 33

5.
Comment: Please expand your statement here that “three of the four members of the Shareholder Slate are independent of Third Point” to indicate what you mean by “independent” and to describe briefly the arrangements these three nominees have with Third Point.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

* * * * * *

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8267.

Sincerely,

/s/ Michael A. Schwartz

Michael A. Schwartz

cc:	Via-Email Josh Targoff, Esq., General Counsel, Third Point L LC Manuel A. Miranda, Esq., Willkie Farr & Gallagher LLP